[PACIFIC SCIENTIFIC LOGO]                                  NEWS RELEASE

------------------------------------------------------------------------
Contact: Winston Hickman             620 Newport Center Drive, Suite 700
         Chief Financial Officer    Newport Beach, California 92660-8007
         (714) 720-1714               (714) 720-1714  Fax (714) 720-1083

                  PACIFIC SCIENTIFIC FOURTH QUARTER EARNINGS
                       FROM CONTINUING OPERATIONS RISE 51%

NEWPORT BEACH, CA (February 9, 1998) - Continuing its operational turnaround, Pacific Scientific Company (NYSE: PSX) today reported a 51% increase in income from continuing operations on a 10% rise in sales for the fourth quarter ended December 26, 1997 over the company's 1996 fourth quarter. Income from continuing operations rose to $3.9 million, or $0.31 per share, versus $2.6 million, or $0.21 per share, for the fourth quarter of 1996. The divestiture of the company's Automation Intelligence subsidiary in the fourth quarter reduced the income from continuing operations to $406,000, or $0.02 per share. This sale resulted in a one-time after-tax loss of $3.6 million, or $0.29 per share, primarily due to the write-off of goodwill.

"I am extremely pleased with our results for the fourth quarter of 1997 and excited about the opportunities Danaher's proposed acquisition of Pacific Scientific will create for our customers," stated Lester Hill, Chairman and Chief Executive Officer. "As we announced on February 2, we have entered into a definitive agreement with Danaher in which Danaher will acquire Pacific Scientific for $30.25 in cash per share. As previously mentioned, the global strength of Danaher will allow worldwide customers to enjoy the premium performance of Pacific Scientific products while accelerating our improvement process to enhance quality, manufacturing efficiency, and superior customer service."

"Our new strategic focus on the high-growth, high-profitability markets for our major business segments has enabled us to achieve higher sales in our motion control and safety businesses," Mr. Hill continued. "As a result of this strategic focus, we successfully completed the acquisition of AEG Servo Systems Ltd., located in Ennis, Ireland, which will give our motion control systems a larger manufacturing presence in Europe. We also completed the divestiture of Automation Intelligence, and we sold the assets of the Solium subsidiary, receiving cash and the benefit of ongoing royalty payments. This strong performance has resulted in a 25% reduction of debt for the year."

Net sales for the fourth quarter were $83 million, an increase of 10% over the fourth quarter of 1996. Of the increase, $2 million, or approximately 3%, resulted from an extra four weeks reported by the Company's European subsidiaries in the fourth quarter in order to conform their fiscal month- and year-ends with those of the domestic operations. The extra four weeks of sales had negligible impact on profits, as they occurred during the holiday shutdown period. Sales in the Motion Control segment increased 21% in the fourth quarter of 1997 from the same period in 1996, primarily due to strong domestic sales in the semiconductor and electronic assembly markets, and increased sales in European markets. Process Control sales were essentially flat as compared to the fourth quarter in 1996. The Safety segment sales increased 6%, or $1 million, over the same period last year as a result of an increase in sales of commercial restraints and other improvements.

                                     -more-

For fiscal 1997, net income from continuing operations increased by 25% to $12.9 million, or $1.05 per share. The divestiture of Automation Intelligence reduced net income from continuing operations by $0.29 per share. The previously reported discontinuation of the Solium subsidiary operation on March 27, 1997 -- a1ong with the sale of Automation Intelligence -- resu1ted in a loss of $4.3 million, or $0.35 per share, for 1997. For 1996, the Company reported net income of $169,000, or $0.01 per share. As previously reported, the assets of the Solium subsidiary were sold on December 4,1997 to Chicago Miniature Lamp, which was granted the exclusive worldwide license for the advanced Solium technology line of electronic fluorescent ballast products. In addition, under the license agreement, Pacific Scientific will receive royalty payments from future sales of the Solium product.

Record sales from continuing operations of $310 million in 1997 increased $18 million, or 6.2%, from $292 million in 1996. Motion Control accounted for essentially all of the increase primarily due to greater demand for motors and drives in the semiconductor and electronic assembly markets, increased sales from the Company's new Powermax II series of stepper motors, and a general increase across all product lines. Process Control sales in 1997 were up 6%, excluding a $1.8 million decline over 1996 due to lower international military vehicle fire detection sales. Safety sales were also essentially flat in 1997, with increases in commercial sales offset by declines in military sales associated with the de-emphasis of that market segment.

Pacific Scientific Company is an international business that designs, manufactures, and markets motion control, process control, and safety products.

                                    # # #





This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 2lE of the Securities Act of 1934, as amended. The Company intends that such statements shall be protected by the safe harbors provided for in such sections.

Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward-looking statements. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive and other factors, including, among other things, the size and timing of customer orders, changes in laws, new or increased competition, delays in new products, changes in market demand, market acceptance of new products, seasonality in product purchasers, changes in foreign exchange rates and others.

These factors and others, including the outcome of certain 1egal proceedings pending against the Company and the merger of the Company with Danaher, could cause operating results to vary significantly from those in prior periods, and those projected in forward-1ooking statements. Additional information with respect to these and other factors that could materially affect the Company and its operations are included in the Company's filings with the Securities and Exchange Commission and are incorporated herein.

                           PACIFIC SCIENTIFIC COMPANY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                          QUARTER ENDED      TWELVE MONTHS ENDED
                                        12/26/97 12/27/96     12/26/97  12/27/96
                                       -------------------   -------------------
CONTINUING OPERATIONS
Sales:
  Motion Control                         $37,761  $31,267     $142,858  $124,850
  Process Control                         25,394   25,590       97,785    98,433
  Safety                                  19,561   18,393       69,817    69,080
                                       -------------------   -------------------
   Total Sales                            82,716   75,250      310,460   292,363
Cost of Sales                             56,643   51,999      210,468   198,348
                                       -------------------   -------------------
  Gross Profit                            26,073   23,251       99,992    94,015

Selling & Administration                  17,570   14,773       65,600    59,790
Research & Development                     2,851    3,325       12,284    14,281
Loss on Sale of Automation Intelligence    4,892        0        4,892         0
                                       -------------------   -------------------
  Operating Income                           760    5,153       17,216    19,944
Interest & Other                           (470)      777        1,578     2,845
                                       -------------------   -------------------
  Income before Income Taxes               1,230    4,376       15,638    17,099
Income Taxes                               (824)  (1,792)      (6,359)   (6,766)
  Income from Continuing Operations         $406   $2,584       $9,279   $10,333
                                       -------------------   -------------------

DISCONTINUED OPERATIONS
Net Loss from Discontinued Operations,
Net of Income Tax Benefit of $0 and
  $1,023 for the Quarters, and $8,286
  and $6,635 for the Years Ended
  12/26/97 and 12/26/96,
  Respectively.                               $0 ($1,438)    ($13,563) ($10,164)

                                       -------------------   -------------------
Net Income (Loss)                           $406   $1,146     $(4,284)      $169
                                       -------------------   -------------------

BASIC EARNINGS (LOSS) PER SHARE

Continuing Operations, Excluding Loss
On Sale of Automation Intelligence         $0.31    $0.21        $1.05     $0.85
Loss on Sale of Automation
Intelligence                             ($0.29)    $0.00      ($0.29)     $0.00
                                       -------------------   -------------------
Total Continuing Operations                $0.02    $0.21        $0.76     $0.85
Discontinued Operations                    $0.00  ($0.12)      ($1.11)   ($0.84)
                                       -------------------   -------------------
  Total                                    $0.02    $0.09      ($0.35)    $0.01
                                       -------------------   -------------------

Weighted Average Common Shares
Outstanding                               12,396   12,186       12,274    12,157
                                       -------------------   -------------------

PACIFIC SCIENTIFIC COMPANY
CONSOLIDATED BALANCE SHEET HIGHLIGHTS
(UNAUDITED)
(IN THOUSANDS)

                                       DECEMBER 26,1997   DECEMBER 27, 1996
                                       ----------------   ----------------
ASSETS

Current Assets                                $115,920           $124,062
Other Assets                                    88,581            104,029
                                       ----------------   ----------------

   Total Assets                               $204,501           $228,091
                                       ----------------   ----------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities                            $33,928            $32,548
Bank Borrowing and Other Debt                   62,902             83,108
Other Long-Term Liabilities                      2,909              5,625
StockhoIders' Equity                           104,762            106,810
                                       ----------------   ----------------

   Total Liabilities and StockhoIders'        $204,501           $228,091
   Equity
                                       ----------------   ----------------